Sticky Fingers Bakery Bistro LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1000 · Suntrust - Operating (0332)	36.63
1002 · BB&T - Operating (0865)	1,347.06
1005 · Eagle Bank - Operating (9936)	16,592.79
1006 · Eagel Bank - Payroll (3997)	75.00
1007 · Eagle Bank - PPP (0081)	90.00
1009 · Eagle Bank - EIDL (0115)	124,900.00
Total Checking/Savings	143,041.48
Accounts Receivable	
1200 · Accounts Receivable	697.67
Total Accounts Receivable	697.67
Other Current Assets	
1150 · Credit Card Receivable	4,611.72
1203 · Grubhub Receivable	575.54
1207 · ERTC Receivable	82,258.00
1250 · Insurance Receivable	15,784.02
1400 · Prepaid Expense	19,335.69
Total Other Current Assets	122,564.97
Total Current Assets	266,304.12
Fixed Assets	
1500 · Leasehold Improvements	496,481.98
1510 · Property and Equipment	334,075.09
1575 · Accumulated Depreciation	-624,710.00
Total Fixed Assets	205,847.07
Other Assets	
1805 · Organizational Costs	2,664.00
1806 · Loan Closing Costs	28,309.00
1810 · Pre-Opening Expenses	93,689.91
1830 · Accumulated Amortization	-41,809.00
1900 · Security Deposit	8,925.00
Total Other Assets	91,778.91
TOTAL ASSETS	**563,930.10**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 · Accounts Payables	25,415.28
Total Accounts Payable	25,415.28
Credit Cards	
2130 · Capital One (4780)	13,467.48
Total Credit Cards	13,467.48
Other Current Liabilities	
2120 · Insurance Payable	14,949.57
2150 · Due to/from SFB	-11,470.94
2170 · Due to Doron	6,227.58
2200 · Payroll Taxes Payable	2,119.77
2300 · Sales Taxes Payable	4,816.84
2400 · Accrued Expenses	6,158.68
2500 · Other Liabilities	310.89

Sticky Fingers Bakery Bistro LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
2580 · Unclaimed Property	17,033.60
Total Other Current Liabilities	40,145.99
Total Current Liabilities	79,028.75
Long Term Liabilities	
2188 · SBA EIDL loan	150,000.00
2700 · Notes Payable	490,828.04
Total Long Term Liabilities	640,828.04
Total Liabilities	719,856.79
Equity	
3000 · Equity	-349,269.25
Net Income	193,342.56
Total Equity	-155,926.69
TOTAL LIABILITIES & EQUITY	563,930.10